UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2016

SUFFOLK BANCORP

(Exact name of registrant as specified in its charter)

New York	001-37658	11-2708279
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 West Second Street, Riverhead, New York 11901

(Address of principal executive offices) (Zip Code)

(631) 208-2400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On October 13, 2016, Suffolk Bancorp (“Suffolk” or the “Company”) held a Special Meeting of Shareholders (the “Special Meeting”). A total of 11,901,864 shares of the Company’s common stock were entitled to vote as of August 25, 2016, the record date for the Special Meeting, of which a quorum of 9,784,486 were present in person or by proxy at the Special Meeting. The following is a summary of the final voting results for each matter presented to shareholders. Shareholders approved each of the proposals by the requisite vote.

PROPOSAL 1. The adoption of the Agreement and Plan of Merger, dated as of June 26, 2016, by and between Suffolk and People’s United Financial, Inc. (the “merger proposal”)

For	Against	Abstentions
9,549,631	190,264	44,591

PROPOSAL 2. The approval, on a non-binding, advisory basis, of the compensation that certain executive officers of Suffolk may receive that is based on or otherwise relates to the merger.

For	Against	Abstentions
8,250,107	1,195,743	338,635

PROPOSAL 3. The approval of one or more adjournments of the Special Meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.

For	Against	Abstentions
8,967,948	729,068	87,468

With respect to Proposal 3, although sufficient votes were received to approve the proposal, no motion to adjourn was made because the merger proposal was approved.

Item 8.01.	Other Events.

On October 13, 2016, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit 99.1	Press Release, dated October 13, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 13, 2016

SUFFOLK BANCORP

By:	/s/ Howard C. Bluver
	Name:	Howard C. Bluver
	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit 99.1	Press Release, dated October 13, 2016